UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pacific Biosciences of California, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

69404D108

(CUSIP Number of Class Of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,421,984

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,421,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,984

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.33%

14.	Type of Reporting Person IA; OO

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,421,984

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,421,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,984

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.33%

14.	Type of Reporting Person HC; OO

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,421,984

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,421,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,984

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.33%

14.	Type of Reporting Person HC; OO

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,421,984

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,421,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,984

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.33%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Pacific Biosciences of California, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1305 O’Brien Drive, Menlo Park, CA 94025.

Item 2.         Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), (v) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”) and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which Magnetar Financial serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds except for the ICAV for which Magnetar Financial serves as the sub-adviser; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 9,421,984 Shares since the merger announcement reported herein on behalf of the Funds have come directly from the assets of the Funds, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares since the merger announcement on behalf of the Funds was $71,306,607 (excluding commissions and other execution-related costs).

The aggregate amount of funds used by the Reporting Persons in purchasing the 628 Shares on behalf of Premia Master Fund to cover its short positions in an unrelated risk arbitrage strategy have come directly from the assets of Premia Master Fund, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Premia Master Fund was $3,993 (excluding commissions and other execution-related costs).

Item 4.         Purpose of Transaction

The Reporting Persons acquired the 9,421,984 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 9,421,984 Shares reported herein on behalf of the Funds in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.         Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on November 05, 2018 that 148,901,892 Shares were issued and outstanding as of October 31, 2018.

(a)                                 As of November 16, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 9,421,984 Shares, which consisted of (i) 485,447 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 3,912,367 Shares held for the benefit of PRA Master Fund, (iii) 1,820,428 Shares held for the benefit of Constellation Fund; (iv) 307,341 Shares held for the benefit of MSW Master Fund; (v) 82,817 Shares held for the benefit of Premia Master Fund and (vi) 2,813,584 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.33% of the Shares.

(b)                                 As of November 16, 2018, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 9,421,984 Shares, which consisted of (i) 485,447 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 3,912,367 Shares held for the benefit of PRA Master Fund, (iii) 1,820,428 Shares held for the benefit of Constellation Fund; (iv) 307,341 Shares held for the benefit of MSW Master Fund; (v) 82,817 Shares held for the benefit of Premia Master Fund and (vi) 2,813,584 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.33% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on November 5, 2018:

On November 1, 2018, Pacific Biosciences of California, Inc., a Delaware corporation (the “Company” or “PacBio”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Illumina, Inc., a Delaware corporation (“Illumina”), and FC Ops Corp., a Delaware corporation and a wholly owned subsidiary of Illumina (“Merger Subsidiary”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Illumina.

Under the Merger Agreement, at the effective time of the Merger, (a) each issued and outstanding share of PacBio common stock (other than shares (i) owned or held in treasury by PacBio or owned by Illumina or Merger Subsidiary, (ii) held by any subsidiary of PacBio or Illumina (other than Merger Subsidiary) or (iii) held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) and (b) each outstanding share of PacBio restricted stock, will be cancelled and automatically converted into the right to receive $8.00 in cash, without interest (the “Merger Consideration”). In addition, subject to certain exceptions, each share of PacBio common stock underlying restricted stock units and stock options (whether vested or unvested) will be converted into the right to receive the Merger Consideration (or, in the case of a stock option, the spread between the Merger Consideration and the applicable exercise price), without interest.

PacBio has made customary representations, warranties and covenants in the Merger Agreement, including covenants not to, during the pendency of the Merger, solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. Each of Illumina and Merger Subsidiary has also made customary representations, warranties and covenants in the Merger Agreement.

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including (i) approval of the Merger Agreement by PacBio stockholders, (ii) the absence of any law or order in certain jurisdictions restraining, enjoining or otherwise prohibiting the Merger, (iii) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearance under the antitrust laws of certain non-United States jurisdictions. The transaction is not subject to any financing condition

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

The 3,555 Shares described herein that were sold short on behalf of Premia Master Fund in an unrelated risk arbitrage strategy were obtained from prime brokers pursuant to customary securities lending agreements.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 16, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
10/2/18	295	5.04312	(3)
11/2/18	5,870,522	7.52210	(4)
11/5/18	1,090,647	7.57795	(5)
11/6/18	649,290	7.60447	(6)
11/7/18	392,274	7.69752	(7)
11/8/18	598,969	7.71006	(8)
11/9/18	290,792	7.70834	(9)
11/12/18	344,997	7.68525	(10)
11/13/18	184,826	7.66958	(11)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $5.04312 per share, at prices ranging from $4.86 to $5.16 per share.

(4) Reflects a weighted average purchase price of $7.52210 per share, at prices ranging from $7.463 to $7.58 per share.

(5) Reflects a weighted average purchase price of $7.57795 per share, at prices ranging from $7.525 to $7.75 per share.

(6) Reflects a weighted average purchase price of $7.60447 per share, at prices ranging from $7.550 to $7.66 per share.

(7) Reflects a weighted average purchase price of $7.69752 per share, at prices ranging from $7.62 to $7.75 per share.

(8) Reflects a weighted average purchase price of $7.71006 per share, at prices ranging from $7.62 to $7.835 per share.

(9) Reflects a weighted average purchase price of $7.70834 per share, at prices ranging from $7.66 to $7.745 per share.

(10) Reflects a weighted average purchase price of $7.68525 per share, at prices ranging from $7.63 to $7.78 per share.

(11) Reflects a weighted average purchase price of $7.66958 per share, at prices ranging from $7.65 to $7.705 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
10/2/18	2,756	4.97979
11/2/18	799	7.54220

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $4.97979 per share, at prices ranging from $4.80 to $5.20 per share.

(4) Reflects a weighted average sale price of $7.54220 per share, at prices ranging from $7.50 to $7.57 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 16, 2018, among the Reporting Persons.